UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre,

San Pedro Garza García, Nuevo León 66265, México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

1.	Press release, dated October 29, 2020, announcing that, on October 23, 2020, the Colombian Financial Superintendency (Superintendencia Financiera De Colombia) authorized CEMEX España, S.A., an indirect Spanish subsidiary of CEMEX, to commence a tender offer to acquire a minimum of one (1) ordinary share, and a maximum of one hundred forty-nine million six hundred ten thousand one hundred six (149.610.106) ordinary shares of CEMEX LATAM HOLDINGS, S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	October 29, 2020	By:	/s/ Rafael Garza Lozano
Name: Rafael Garza Lozano
Title: Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.	Press release, dated October 28, 2020, announcing that, on October 23, 2020, the Colombian Financial Superintendency (Superintendencia Financiera De Colombia) authorized CEMEX España, S.A., an indirect Spanish subsidiary of CEMEX, to commence a tender offer to acquire a minimum of one (1) ordinary share, and a maximum of one hundred forty-nine million six hundred ten thousand one hundred six (149.610.106) ordinary shares of CEMEX LATAM HOLDINGS, S.A.